LafayetteRaceway.com, LLC
Balance Sheet - Unaudited
December 31, 2016

Assets

		2016
Current Assets		
Note Receivable - Related Party	$	1,000
Work In Process		26,627
Total Current Assets		27,627
Total Assets	$	27,627

Liabilities and Members' Equity

		2016
Long-Term Liabilities		
Note Payable - Related Party	$	26,627
Total Long-Term Liabilities		26,627
Total Liabilities		26,627
Members' Equity		
Beginning Balance		-
Contributed Capital		1,000
Net Income (Loss)		-
Ending Members' Equity		1,000
Total Liabilities and Members' Equity	$	27,627